Baker&Hostetler LLP 999 Third Avenue | Suite 3600 Seattle, WA 98104-4040 T +1.206.332.1104 F +206.624.7317 www.bakerlaw.com

July 17, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Reynolds, Assistant Director

Office of Beverages, Apparel, and Mining

Via EDGAR

Re:	Jones Soda Co.

Registration Statement on Form S-3

Filed May 18, 2018

File No. 333-225049

Dear Mr. Reynolds:

We write this letter on behalf of Jones Soda Co. to respond to the comment letter received from the staff on June 1, 2018, relating to the above-referenced Registration Statement on Form S-3. We have responded to each comment by number. For the convenience of the staff, we have repeated the comments immediately preceding the applicable responses.

General

1.	We note your shares are currently quoted on the OTCQB. As the OTCQB is not a national securities exchange or an automated quotation system of a national securities association, it appears that you are not eligible to conduct a secondary offering on Form S-3 in reliance on General Instruction I.B.3 to Form S-3. For guidance, please see Question 116.12 of our Compliance and Disclosure Interpretations (Securities Act Forms), which is available on our website. Likewise, we note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1 of Form S-3. If you are relying on General Instruction I.B.4 to Form S-3, please tell us whether the information required by I.B.4(b) and (c) was provided to the record holders of the convertible securities. Accordingly, please advise us as to the basis upon which you are eligible to register the securities on Form S-3 or amend your registration statement to convert to a form that you are eligible to use.

The Company acknowledges the staff’s comment, and has refiled the registration statement on Form S-1.

2.	Please have your controller or principal accounting officer sign the registration statement.

The Company acknowledges the staff’s comment.

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United States Securities Exchange Commission

July 17, 2018

* * * *

In connection with the Company’s response to the comments of the staff set forth herein, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the staff has questions regarding the foregoing, please contact Michael Moyer of this firm at 206.332.1104.

Very truly yours,

/s/ Baker & Hostetler LLP

Baker & Hostetler LLP

cc: Jennifer L. Cue